UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated August 1, 2007
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
·   Press Release dated July 5, 2007.
·   Press Release dated July 11, 2007.
·   Press Release dated July 12, 2007.
·   Press Release dated July 20, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: August 1, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Gas Distribution Receives Final 2007 Rate Decision from the Ontario Energy Board
TORONTO, July 5, 2007 — After close of business today, the Ontario Energy Board (“OEB”) released its Final Decision in Enbridge Gas Distribution’s (“Enbridge”) 2007 Rate Case. The Decision focused on the determination of the deemed common equity level, a degree day (volume) forecast methodology, the EnergyLinkTM program and Risk Management program that were the principal issues outstanding after a series of settlement agreements had been achieved in negotiations with intervenors. The OEB approved Enbridge’s proposed weather forecasting methodology, an increase of 1% in the equity thickness component of its capital structure and directed that the EnergyLink and Risk Management programs be discontinued.
The impact of the OEB’s Final Decision is to allow Enbridge Gas Distribution to recover an approximate additional amount of $18 million in its Final rates. The impact of these final rate changes will vary based on the amount of natural gas used. For the typical residential customer*, the changes will result in an approximate increase of $8 per annum or 1.5 per cent on their total annual bill.
The issues covered by settlement agreements negotiated in December of 2006 and January of 2007 included the amount to be recovered in rates related to capital expenditures and the ‘all other operating and maintenance’ category of expense, as well as the inclusion of Demand Side Management program costs which had been determined in an earlier proceeding. Further negotiations yielded resolution to the customer care service provision and the customer information system replacement project costs as well as the proposal to allow third parties to access the customer bill and billing envelope inclusive of a revenue sharing proposal related to that access.
In January, 2007, the original settlement agreement allowed Enbridge to recover a portion of an expected deficiency in advance of the release of the OEB’s Final Decision. Effective April 1, 2007, Enbridge received OEB approval to adjust its 2007 Interim rates to recover an annualized amount of $26 million.
Enbridge Gas Distribution is Canada’s largest natural gas distribution company and delivers natural gas to about 1.8 million customers in many Ontario communities including the GTA, Ottawa, Barrie and Niagara Falls. Enbridge Gas Distribution distributes gas in New York State through St. Lawrence Gas, in New Brunswick through Enbridge Gas New Brunswick and is affiliated with Gazifere in southwestern Quebec. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution.
*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

Contact:
Media:	Investor Community:
Debbie Boukydis	John Whelen
Tel: (416) 495-5682	Tel. (403) 231-3944
debbie.boukydis@enbridge.com	john.whelen@enbridge.com

NEWS RELEASE
Enbridge to present at the TD Newcrest Oil Sands Forum 2007.
CALGARY, Alberta, July 11, 2007 — J. Richard Bird, Executive Vice President, Liquids Pipelines will be presenting at the TD Newcrest Oil Sands Forum in Calgary on Thursday, July 12, 2007 at 7:50 am. MDT.
To view the presentation, visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Anu Phatak
Enbridge Investor Relations
(403) 231-5942
Email: anu.phatak@enbridge.com

NEWS RELEASE
Enbridge Inc. to Webcast 2007 Second Quarter Financial Results
CALGARY, July, 12, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) will host a webcast conference call to discuss its 2007 second quarter financial results as follows:

Event:	Enbridge Inc. 2007 Second Quarter Financial Results Conference Call

Date:	Wednesday, August 1, 2007

Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Dial-in:	617-213-4861 or toll-free at 1-888-713-4199 / passcode 28881509
(please dial-in 15 minutes prior to call)
To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or 617-801-6888. The access code for the replay is 69728638.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5939 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Ontario Municipal Board and Ministry of Environment Clear the
Way for Construction of Enbridge Wind Power Project
Construction to begin this summer, completion expected at the end of 2008
Toronto, Ontario, July 20, 2007 — The Ontario Municipal Board (OMB) and the Ontario Ministry of the Environment have removed the final hurdles for construction of Enbridge’s wind power project in Bruce County. The project is expected to produce 182 MW of electricity and, on completion, be one of the largest wind power projects in Canada.
The OMB ruled in favour of the project and the Ministry of the Environment has indicated that the project is compliant with its noise guidelines.
“Enbridge has a long history of serving customers with dependable energy and delivering conservation programs in Ontario,” said Al Monaco, President of Enbridge Gas Distribution and responsible for Enbridge’s operations in Ontario. “We are extremely pleased to be moving ahead with a renewable energy project that further illustrates our commitment to sustainability and, at the same time, will help address the province’s electricity needs.”
“I am very pleased that there has been public input into this project and that it is now moving forward,” said Carol Mitchell, MPP Huron-Bruce. “This is a very exciting project which will create much needed green energy as this riding already produces 25 per cent of the province’s clean, renewable energy.”
“This project will deliver clean, renewable energy in Ontario, which will help diversify our electricity supply mix and enhance air quality throughout the province,” said Ontario’s Energy Minister, the Honourable Dwight Duncan. “The McGuinty government is delivering on its promise to increase the amount of renewable energy in Ontario.”
“The community has been firmly behind this project throughout the process and we have worked hard to listen to and address the needs of stakeholders,” said Bob Simpson, General Manager, Enbridge Ontario Wind Power. “The people of this area understand the value and importance of clean, renewable power and they have been extraordinarily supportive. We look forward to continuing to work with them as the project proceeds.”

Enbridge Ontario Wind Power L.P. is owned by Enbridge Inc. Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. The Company also has investments in wind power and fuel cell projects. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Debbie Boukydis
Media
Director, Public and Government Affairs
(416) 495-5682
Email: debbie.boukydis@enbridge.com
or
Enbridge Inc.
Anu Phatak
Investment Community
(403) 231-5942
Email: anu.phatak@enbridge.com
Website: www.enbridge.com